Exhibit 22.1

The following subsidiaries of Thomson Reuters Corporation (“TRC”) will be the issuer or guarantors of debt securities under the indenture to be entered into among TRC, as parent guarantor, and the subsidiaries listed below.

Subsidiary Registrant	Issuer/Guarantor

TR Finance LLC	Issuer

Thomson Reuters Applications Inc.	Guarantor

Thomson Reuters (Tax & Accounting) Inc.	Guarantor

West Publishing Corporation	Guarantor